Exhibit 11
CORDIS CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(In thousands except per share amounts)
                                            Years ended June 30,
                                          1993      1992      1991
Income:

Income from continuing operations       $29,060    $24,014   $19,332
Loss from discontinued operations            --         --    (9,800)

     Net income                         $29,060    $24,014   $ 9,532

Common shares:

PRIMARY

Weighted average shares outstanding      14,281     13,969    13,702
Potential dilution on exercise
 of stock options (1)                       250        371       304

Shares included in the computation
 of primary earnings per share           14,531     14,340    14,006

FULLY DILUTED

Weighted average shares outstanding      14,281     13,969    13,702

Potential dilution on exercise
 of stock options (1)                       292        381       363

Shares included in the computation
 of fully diluted earnings per share     14,573     14,350    14,065

Earnings per share:

PRIMARY

Income from continuing operations       $  2.00    $  1.67   $  1.38
Loss from discontinued operations            --         --      (.70)

     Net income                         $  2.00    $  1.67   $   .68

FULLY DILUTED

Income from continuing operations       $  1.99    $  1.67   $  1.38
Loss from discontinued operations            --         --      (.70)

      Net income                        $  1.99    $  1.67   $   .68

(1) Computed under the treasury stock method based on the average price during the periods for primary earnings per share, and the higher of the average price during the periods or the end of period closing price for fully diluted earnings per share.

NOTE: The fully diluted calculation is submitted in accordance with Regulation S-K item 601(b)(11) although not required by Accounting Principles
       Board Opinion No. 15 because it results in a dilution of less than 3%.

Exhibit 11
(Continued)


CORDIS CORPORATION
COMPUTATION OF PRIMARY EARNINGS PER SHARE
Six Months Ended December 31, 1993 and 1992
(Unaudited)
(In thousands except per share amounts)


                                                          1993          1992

Income before cumulative effect of accounting change     $16,499      $12,971
Cumulative effect of accounting change                    10,115           --

      Net income                                         $26,614      $12,971

Common shares (000):
Weighted average shares outstanding                       14,292       14,199
Potential dilution on exercise of stock options (1)          331          309

            Total                                         14,623       14,508

Earnings per share:
Income before cumulative effect of accounting change     $  1.13      $   .89
Cumulative effect of accounting change                       .69           --

      Net income                                         $  1.82      $   .89

(1) Computed using the treasury stock method based on the average price during the periods.

NOTE: The computation of earnings per share on the fully diluted basis is the same as that set forth above.